FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     Of the Securities Exchange Act of 1934

                                October 21, 2004

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057
                    (Address of principal executive offices)

       (Indicate by check market whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F [ ] Form 40-F [ ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]

The announcement attached as Exhibit A was published in Switzerland on October 21, 2004 in accordance with the rules of the SWX Swiss Stock Exchange

INFICON Announces Third Quarter 2004 Results

     SYRACUSE, N.Y. & ZURICH, Switzerland--(BUSINESS WIRE)--Oct. 21, 2004--INFICON (SWX Swiss Exchange and NASDAQ:IFCN), a leading manufacturer of vacuum instrumentation and process control software for the semiconductor and vacuum-coating industries and other industrial applications, today announced financial results for the third quarter ended September 30, 2004. The company's final results exceeded revised guidance for third-quarter earnings provided on September 30, 2004 due to stronger revenue in the last days of the quarter.
     Revenues for the third quarter of 2004 were $43.7 million, compared to $37.9 million for the third quarter of 2003, representing a 15% increase. On a constant dollar basis, revenues for the quarter increased 10%. The company reported income from continuing operations of $1.6 million and a charge of $1.4 million for disposal of discontinued operations, related primarily to a valuation allowance on deferred tax assets associated with its Patterning Solutions product line. Including this one-time charge, the company reported net income of $66 thousand ($0.03 per diluted share - $0.00 per ADS). In the third quarter of 2003, the company reported a net loss of $8.6 million ($3.73 per diluted share - $0.37 per ADS). The 2003 results included one-time charges with a net impact of $8.6 million.
     Revenues for the nine months ended September 30, 2004 were $140.8 million compared to $113.0 million for the same period in 2003, representing a 25% increase. On a constant dollar basis, revenues for the period increased 19%. The company reported income from continuing operations of $9.9 million and net income of $7.7 million ($3.29 per diluted share - $0.33 per ADS). As of September 30, 2004, the company had $52.1 million in cash and cash equivalents, having generated $16.8 million from operations during the first nine months of the year.
     Lukas Winkler, president and chief executive officer, commented, "The third quarter was a period of solid performance for INFICON although, as previously announced, our results were impacted by the timing of U.S. government orders for HAPSITE, our chemical identification detector, and by softness in the data storage market. Despite decelerating demand in the semiconductor industry, our overall business remained strong because of our focus on the growing 300mm segment of the market and our broad base of business in other sectors.
     "Based on our existing pipeline of opportunities and the current environment in our industries, we expect to generate sales in the range of $43 million in the fourth quarter of 2004. In addition, we see the potential for more sales of HAPSITE depending on the timing of large U.S. government orders. This guidance is approximately on par with this year's third quarter sales and down approximately 4% from last year's fourth quarter sales of $44.5 million. Excluding a possible gain or loss related to exiting our Patterning Solutions product line, we expect net income of approximately $800,000 ($0.34 per diluted share - $0.03 per ADS)."
     Semiconductor Vacuum Instrumentation segment revenues were $11.9 million in the third quarter of 2004, compared to $7.9 million in the same quarter of 2003. General Vacuum Instrumentation segment revenues for the third quarter of 2004 were $31.8 million, compared to $30.0 million in the same period last year.

     Conference Call Information

     INFICON will hold a conference call to discuss its third quarter 2004 results on Thursday, October 21, 2004 at 4:00 p.m. CET/10:00 a.m. EDT. To access the conference call, please dial +1.706.634.1033 at least 10 minutes prior to the call. A live webcast of the conference call will also be available in the Investor Relations section of the INFICON website, www.inficon.com.
     A telephone replay of the call will be available from 7:00 p.m. CET/1:00 p.m. EDT on October 21 through 5:59 a.m. October 29 CET/11:59 p.m. EDT on October 28. To access the replay, please dial +1.800.642.1687 (international callers dial +1.706.645.9291), conference ID #1203046. An archived replay of the conference webcast also will be available on the INFICON Web site.

     ABOUT INFICON

     INFICON is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and vacuum-coating industries and other industrial applications. This analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has world-class manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com.

     This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity," "potential", "outlook", "forecast" or "guidance." These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2003 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2004. As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                               INFICON Holding AG
                        Consolidated Statements of Income
                    (In thousands, except per share amounts)

                              (unaudited)

                                   Three Months        Nine Months
                                      Ended               Ended
                                   September 30,       September 30,
                                   2004     2003      2004      2003
                                -------- --------- --------- ---------

Net sales                       $43,705  $37,891  $140,843  $113,025
Cost of sales                    23,840   20,878    74,758    62,896
                                -------- --------- --------- ---------
Gross profit                     19,865   17,013    66,085    50,129

Research and development          4,733    4,217    14,754    12,968
Selling, general and
 administrative                  13,001   11,078    39,051    33,834
                                -------- --------- --------- ---------
Operating income from continuing
 operations                       2,131    1,718    12,280     3,327

Interest (income), net              (29)     (22)      (31)     (184)

Other expense (income), net          62      (48)   (1,065)     (609)
                                -------- --------- --------- ---------
Income from continuing
 operations before income taxes   2,098    1,788    13,376     4,120

Provision for income taxes          534      799     3,520     1,164
                                -------- --------- --------- ---------
Income from continuing
 operations                       1,564      989     9,856     2,956

Discontinued operations
  (Loss) from operations of
   discontinued operations (less
   applicable income tax (benefit)
   of $(267) in Q3 2004 and
   $(1,388) in Q3 2003 and
   $(1,104) YTD 2004 and $(2,543)
   YTD 2003)                       (116)  (7,002)   (1,295)  (10,486)
  (Loss) on disposal of
   discontinued operations (less
   applicable income tax provision
   (benefit) of $1,329 in Q3 2004
   and $(392) in Q3 2003 and
   $1,379 YTD 2004 and $(392) YTD
   2003)                         (1,382)  (2,623)     (895)   (2,623)
                                -------- --------- --------- ---------
  (Loss) from discontinued
   operations                    (1,498)  (9,625)   (2,190)  (13,109)

                                -------- --------- --------- ---------
Net income (loss)                   $66  $(8,636)   $7,666  $(10,153)
                                ======== ========= ========= =========

Earnings (loss) per share
Diluted
  Continuing operations           $0.67    $0.43     $4.22     $1.28
  Discontinued operations        $(0.64)  $(4.16)   $(0.94)   $(5.66)
                                -------- --------- --------- ---------
  Total                           $0.03   $(3.73)    $3.29 *  $(4.39)*

Basic
  Continuing operations           $0.68    $0.43     $4.26     $1.28
  Discontinued operations        $(0.65)  $(4.16)   $(0.95)   $(5.66)
                                -------- --------- --------- ---------
  Total                           $0.03   $(3.73)    $3.31    $(4.39)*

Earnings (loss) per ADS
 (10 ADS : 1 Share)
Diluted
  Continuing operations           $0.07    $0.04     $0.42     $0.13
  Discontinued operations        $(0.06)  $(0.42)   $(0.09)   $(0.57)
                                -------- --------- --------- ---------
  Total                           $0.00 * $(0.37)    $0.33    $(0.44)

Basic
  Continuing operations           $0.07    $0.04     $0.43     $0.13
  Discontinued operations        $(0.07)  $(0.42)   $(0.10)   $(0.57)
                                -------- --------- --------- ---------
  Total                           $0.00   $(0.37)    $0.33    $(0.44)

Shares used to compute net
 income per share
Diluted                           2,330    2,315     2,333     2,315
Basic                             2,316    2,315     2,316     2,315

* figures do not total due to rounding


                          INFICON Holding AG
                      Consolidated Balance Sheets

                            (In thousands)

                                           September 30,  December 31,
                                              2004             2003
                                            ----------      ----------
                                           (unaudited)
Assets

Current assets:
Cash and cash equivalents                     $52,066         $37,074
Trade accounts receivable, net                 21,730          22,197
Accounts receivable - affiliates                  466              94
Inventories, net                               21,124          19,395
Deferred tax assets                             2,185           3,161
Other current assets                            3,828           2,950
                                            ----------      ----------
Total current assets                          101,399          84,871

Property plant and equipment, net              21,715          22,398
Intangibles, net                                1,082           1,526
Deferred tax assets                            36,979          39,293
Other assets                                    1,965           2,586
                                            ----------      ----------
Total non current assets                       61,741          65,803

Total assets                                 $163,140        $150,674
                                            ==========      ==========

Liabilities and stockholders' equity

Current liabilities:
Trade accounts payable                         $7,477          $5,918
Accounts payable - affiliates                     191             193
Accrued liabilities                            14,591          12,911
Income taxes payable                            1,043             962
Deferred tax liabilities                          897             545
                                            ----------      ----------
Total current liabilities                      24,199          20,529

Deferred tax liabilities                          494             479
Other liabilities                               5,262           3,907
                                            ----------      ----------
Total non current liabilities                   5,756           4,386

Total liabilities                              29,955          24,915

Stockholders' equity                          133,185         125,759
                                            ----------      ----------
Total liabilities and stockholders'
 equity                                      $163,140        $150,674
                                            ==========      ==========



                          INFICON Holding AG
                 Consolidated Statements of Cash Flow
                            (In thousands)

                              (unaudited)

                                                    Nine Months Ended
                                                      September 30,
                                                      2004      2003
                                                    -------- ---------
Cash flows from operating activities:
 Net income (loss)                                   $7,666  $(10,153)
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization                      3,335     3,503
   Gain on receipt and sale of marketable securities (1,038)        -
   Impairment of long lived assets                      341     7,370
   Deferred taxes                                     3,575    (1,076)
   Changes in operating assets and liabilities:           -         -
    Trade accounts receivable                            46    (2,293)
    Inventories                                      (1,783)       34
    Other assets                                       (125)      588
    Accounts payable                                  1,576       (46)
    Accrued liabilities                               1,723        42
    Income taxes payable                                 83    (1,943)
    Other liabilities                                 1,356     1,275
                                                    -------- ---------
Net cash provided (used in) by operating activities  16,755    (2,699)

Cash flows from investing activities:
 Purchases of property, plant and equipment          (2,713)   (1,747)
 Purchase of Sentex Systems, Inc.                         -    (1,500)
 Proceeds from sale of marketable securities          1,038         -
                                                    -------- ---------
Net cash (used in) investing activities              (1,675)   (3,247)

Payments on notes receivable from officers                -       208
Proceeds from exercise of stock options                  34         -
                                                    -------- ---------
Net cash provided by financing activities                34       208
                                                    -------- ---------
Effect of exchange rate changes on cash and cash
 equivalents                                           (122)    1,603
                                                    -------- ---------
Increase (decrease) in cash and cash equivalents     14,992    (4,135)
Cash and cash equivalents at beginning of period     37,074    37,846
                                                    -------- ---------
Cash and cash equivalents at end of period          $52,066   $33,711
                                                    ======== =========

    CONTACT: INFICON
             Betty Ann Kram, 315-434-1122
             BettyAnn.Kram@inficon.com
              or
             European Contact:
             sensus pr GmbH
             Bernhard Schweizer, +41.43.366.5511
             bschweizer@sensus.ch
              or
             North American Contact:
             Lippert/Heilshorn & Associates, Inc.
             Jody Burfening/Harriet Fried, 212-838-3777 jbs@lhai.com

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 21, 2004           INFICON Holding AG


                                  By: /s/          Peter G. Maier
                                  ------------------------------------
                                          Name:    Peter G. Maier
                                          Title:   Vice President and
                                                   Chief Financial
                                                   Officer